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November 25, 2009

VIA EDGAR

Mr. Jeff Foor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	ING Partners, Inc.
(File Nos. 333-32575; 811-8319)

Dear Mr. Foor:

This letter responds to comments provided to Paul Caldarelli and Jay Stamper on August 3, 2009, for Post-Effective Amendment No. 43 filed on or about June 5, 2009, to the Registration Statement on Form N-1A for ING Partners, Inc. (“Registrant”).  Our summary of the comments and our responses thereto are provided below.

The discussion below focuses on the Adviser (“ADV”) Class and Service Class (“S Class”) Prospectus for ING Index Solution 2055. Conforming changes were made, where applicable, to the Initial Class (“I Class”), Service 2 Class (“Class S2”) and Class T Prospectuses for ING Index Solution 2055 Prospectuses and to the ADV Class and S Class, Class I, Class S2 and Class T Prospectuses for ING Solution 2055 Portfolio.  The Staff made no comments regarding the Statements of Additional Information. In addition, attached is the requested Tandy Letter (Attachment A).

ADVISER CLASS AND SERVICE CLASS PROSPECTUS

Introduction (pg. 1 and 2)

1.	Comment: The Staff requested that the section entitled “Introduction” either be deleted or moved to a different part of the Prospectus as this section should not precede the risk/return summaries.

Response:             The Registrant believes that the “Introduction” section is consistent with the format of other ING Fund prospectuses and the information contained in the introduction section is part of the risk/return summary. Therefore, we have left the section in its original position in the Prospectuses.

2.	Comment: The Staff requested the Registrant clarify that the “Underlying Funds” may include active and passive funds.

Response: The Registrant has revised the disclosure to reflect that the “Underlying Funds” will primarily include passively managed index funds.

3.

Comment:            Regarding Item No. 3 under the section entitled “An Introduction to the Asset Allocation Process,” the Staff questioned whether in defining the term “Target Date” (here the year 2055), any assumptions were made that an investor would stop making investments in the Portfolio by that date?

Response:             As currently disclosed under the above-referenced section, the Target Date is the date by which the Portfolio’s mix of asset classes “would migrate toward,” or in other words, would become substantially similar to, that of ING Index Solution Income Portfolio. Also, “ING Index Solution Income Portfolio is for those who are retired, nearing retirement or in need of drawing down income from their Portfolio soon.” Because the Portfolio is designed for those who, by the Target Date, would be either “retired, nearing retirement or in need of drawing down income from their Portfolio soon,” it is expected that shareholders of the Portfolio would stop making new investments in the Portfolio by the Target Date. To avoid any confusion regarding the “Target Date,” the Registrant has added a disclosure stating that “[t]he Target Date is the approximate year that an investor in the Portfolio would plan to draw down income from the Portfolio for retirement or other financial goals.” Please see Appendix A.

4.

Comment:            Regarding Item Number 3 under the section entitled “An Introduction to the Asset Allocation Process,” the Staff noted that this item also discloses the fact that over time this Portfolio would “finally combine with the ING Index Solution Income Portfolio.” The Staff wanted clarification as to what this statement means as well as upon what authority the Registrant is relying for this action.

Response:             A sub-section entitled “Combination with ING Index Solution Income Portfolio” in the section entitled “Shareholder Information” in the Portfolio’s Prospectuses describes in detail how the Portfolio may be combined with ING Index Solution Income Portfolio. However, in response to the Staff’s comment, the disclosure under Item No. 3 has also been revised to clarify that as the Portfolio’s asset class mix migrates toward that of ING Index Solution Income Portfolio by the Target Date, the Portfolio would be merged with and into ING Index Solution Income Portfolio. Please see Appendix A.

ING Index Solution 2055 Portfolio (pg. 3)

5.

Comment:            The Staff questioned why there is not an “80% test” included or applied in the Portfolio’s investment strategies, as required by Rule 35d-1 of the Investment Company Act of 1940, given the Portfolio’s name contains the word “index?”

Response:             It is unclear that the requirements of Rule 35d-1 requirement would be applicable to the Portfolio. However, in response to the Staff’s comment, the Registrant has revised the disclosure to reflect the Portfolio’s policy to invest at least 80% of its net assets (plus borrowings for investment purposes) in underlying index funds.

6.

Comment:            The Staff requested the Registrant include, either in the Portfolio’s investment objective or principal investment strategies, disclosure clarifying an investor’s withdrawal process from the Portfolio near or after the “Target Date” for an investor who may or may not want their money prior to the “Target Date.”

Response:             The process of withdrawal is disclosed in the “Introduction — An Introduction to the Asset Allocation Process.” When the Portfolio approaches its Target Date, its asset class mix will become substantially similar to that of ING Index Solution Income Portfolio, a portfolio designed for investors “who are retired, nearing retirement or in need of drawing down income from [the Portfolio] soon.” The Registrant believes that the current disclosure reflects that the Portfolio is designed for investors who plan to start drawing income from the Portfolio by 2055 for retirement or other financial goals. However, in response to the Staff’s comment, the Registrant has made further disclosure which specifically states that the Portfolio “is designed for an investor who plans to withdraw the value of the investor’s investments in the Portfolio gradually on or after the Target Date.” Please see Appendix A. The Registrant also notes that, as it is currently disclosed in the sub-section entitled “Purchases and Redemption of Shares” in the section entitled “Shareholder Information” of the Portfolio’s Prospectuses, the Portfolio’s shareholders may withdraw their investments in the Portfolio at any time.

7.

Comment:            The Staff requested that the Registrant include language in the Portfolio’s principal investment strategies section explaining the “glide path” the Portfolio’s allocations will follow over time particularly around the “Target Date.”

Response: The disclosure has been revised in response to the Staff’s comment. Please see Appendix A.

8.	Comment: The Staff requested the Registrant include a “Target Date” risk which would explain that there is a risk of loss in the Portfolio at or around the “Target Date.”

Response: The first paragraph in the section entitled “Principal Risks” has been revised in response to the Staff’s comment. Please see Appendix B.

Acquired (Underlying) Funds Annual Operating Expenses (pg. 5)

9.

Comment:            The Staff requested the Registrant change the presentation of the section entitled “Acquired (Underlying) Funds Annual Operating Expenses” from a separate section to a footnote to the section entitled “Annual Portfolio Operating

Expenses” as the Staff feels that this section is given more prominence than that of the section entitled “Annual Portfolio Operating Expenses.”

Response: The Registrant has removed the “Acquired (Underlying) Funds Annual Operating Expenses” section from the Prospectuses.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Senior Counsel
ING U.S. Legal Services

Attachment

cc:	Huey P. Falgout, Jr., Esq.
ING Investments, LLC

Jeffrey S. Puretz, Esq.
Dechert LLP

Jutta Frankfurter
Dechert LLP

Appendix A

3.             The Target Allocation may be changed at any time by DSL.  For ING Index Solution 2055 Portfolio, over time, the allocations within the Target Allocation will change at specific intervals to some predefined new Target Allocation that is intended to be more conservative (i.e., reduced allocations to equity securities).  The Portfolio is designed primarily for long-term investors in tax-advantaged accounts.  The Portfolio is structured and managed around a specific target retirement or financial goal date 2055 (“Target Date”).  The Target Date is the approximate year that an investor in the Portfolio would plan to draw down income from the Portfolio for retirement or other financial goals.  The following glidepath illustrates how the Portfolio’s Target Allocation is expected to become more conservative with lower percentages of equity securities and higher percentages of fixed-income securities over time toward the Portfolio’s Target Date.  As the Portfolio approaches its Target Date in 2055, the Portfolio’s Target Allocation is anticipated to be the same as that of ING Index Solution Income Portfolio, which is equal to approximately 30% equity securities and 70% fixed-income securities.

As the Portfolio’s Target Allocation migrates toward that of ING Index Solution Income Portfolio by the Target Date, it is anticipated that the Portfolio would be merged with and into the ING Index Solution Income Portfolio.  The ING Index Solution Income Portfolio is for those who are retired, nearing retirement or in need of drawing down income from their portfolio soon.

In summary, ING Index Solution 2055 Portfolio is designed for an investor who plans to withdraw the value of the investor’s investments in the Portfolio gradually on or after the Target Date.  The mix of investments in the Portfolio’s Target Allocation will change over time and is expected to produce reduced investment risk and stability of principal as the Portfolio approaches its Target Date.

Only ING Index Solution 2055 Portfolio is offered in this Prospectus.

The Investment Committee of DSL will have sole authority over the asset allocations, investments in particular Underlying Funds (including any Underlying Funds organized in the future) or target allocations for the Portfolio, including determining the transition pattern of the Portfolios in a timely but reasonable manner based upon market conditions at the time.  The predefined mixes will be reviewed annually and analyzed for consistency with current market conditions and industry trends in consultation with the Consultant.

The Portfolio’s stated investment objective is not fundamental and may be changed by the Company’s Board of Directors (“Board”) without the approval of shareholders.

Appendix B

Principal Risks

As with any mutual fund, you could lose money on your investment in the Portfolio, even near, at or after the Target Date.  There is no guarantee that the Portfolio will provide adequate income at and through your retirement or for any of your financial goals.  Although asset allocation seeks to optimize returns given various levels of risk tolerance, you still may lose money and experience volatility.  Market and asset class performance may differ in the future from historical performance and the assumptions used to form the asset allocations for the Portfolio.  There is a risk that you could achieve better returns in an Underlying Fund or other mutual funds representing a single asset class than in the Portfolio.

Attachment A

November 25, 2009

VIA EDGAR

Mr. Jeff Foor

Division of Investment Management

U.S.  Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

RE:	ING Partners, Inc.
(File Nos. 333-32575; 811-8319)

Dear Mr. Foor:

ING Partners, Inc. (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services

Attachments

cc:	Jeffrey Puretz, Esq.
Dechert LLP